UNITED STATES SECURITY AND EXCHANGE COMMISSION Washington, DC 20549

FORM 1-K ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933 For the fiscal year ended August 31, 2016

PUNCH TV STUDIOS, INC.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-10491

Delaware	46-5033791
(State or other jurisdiction of incorporation or organization)	(IRS Employee Identification No.)

1123 East Redondo Boulevard, Suite 200 Inglewood, California	90302
(Address of principal executive offices)	(Zip Code)

323.419.5915
(Registrant’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Dated: April 7, 2017

PART II

STATEMENTS REGRDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K that are forward-looking statements within the meaning of the federalsecurities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions orstatements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involveknown and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements,or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply inthis annual report or in the information incorporated by reference into this annual report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans,estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place unduereliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as are presentation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Overview

Punch TV Studios, Inc. (“we,” “us,” “our,” “our Company,” or “the Company”) is a development-stage company, incorporated in the State of Delaware on May 20, 2014 as a for-profit company with a fiscal year end of August 31. Our business address and registered office is 1123 East Redondo Boulevard, Suite 200, Inglewood, California 90302; our telephone number is 909.486.4742; and our e-mail address is investor-relations@punchtvstudios.com.

We were qualified by the Securities and Exchange Commission on April 5, 2016 under a Regulation A Tier 2 offering, which registered 50,000,000 (fifty million) shares of our common stock at a price of $1.00 per share.

We are an American production and broadcast company committed to producing high-quality video content through our state-of-the-art production studio (the “Studio”), specifically, television programs, feature films, animated shorts and feature films (our “Content”), as well as providing the video elements of video games.

Our experience has shown that there exists a virtually unlimited number of screenplay and television scripts – from the treatment stage to completed scripts – that tell a compelling story to a substantial target market; however, they may be the wrong fit for the major studios to consider. We intend to find the best of the best of these scripts for production.

Our goal is to create a melting pot of fresh Content and exclusive family-oriented shows, including dramas, comedies, talk shows, documentaries, reality shows, business and sports news, and other genres of television and film. Although the appeal of our Content will be universal, it will have an urban slant, providing multi-ethnic to America’s urban – as well as non-urban – dwellers.

We have presently obtained the rights to produce our first 14 movies and television programs, which we will begin producing once we have secured a permanent Studio location and raised sufficient capital. Our content will focus on stories of victory and triumph in the lives of ordinary people; shows that will touch the hearts of all people in all walks of life. We hope to inspire viewers, and our programs will give moral solutions to tough everyday challenges. We also intend to air short films and documentaries submitted by our viewers, allowing our consumers to be creative, excited and involved.

These programs include:

The Hollywood Punch Report. The Hollywood Punch Report (HPR) is a 30-minute daily show that explores unique spots in the greater Los Angeles / Hollywood area where celebrities frequent. These include spots such as specialty stores, unique restaurants, trendy exercise and fitness clubs, out-of-the-way comedy and night clubs, noteworthy events, and other spots that most people don’t know exist. HPR will also include throwback segments from previous episodes.

Black Belt Boulevard. Black Belt Boulevard is a martial arts news show that showcases both adults and children in all aspects of martial arts, from young beginners in karate to teens and adults pursuing mixed martial arts, and everything in between. Each episode will include a personal story, highlights and results of competition, and a throwback segment.

The Punch Pilot Program. The Punch Pilot Program is a unique 60-minute program that each week showcases the pilot of a 30-minute television program submitted by an independent producer. The show will include interviews with the producer, writer and actors, as well as showcasing the entire program, while allowing the producers and talent to comment on the scenes. The Punch Pilot Program will be interactive to allow viewers to vote on whether the pilot should be made into a series, and to make comments on how to improve the show.

Ratchet Queens. Ratchet Queens is a reality show that follows a group of women (who refer to themselves as “Ratchets”) who live, shop, travel and go out on the town together. The appeal of this program comes from the unrestrained drama that these women generate from the most trivial matters.

Unexpected Ladies. Unexpected Ladies explores female leaders of street gangs. Each episode will focus on a specific woman who leads her street gang. The title is derived from the idea that the public does not expect these ladies to be the leaders of street gangs, nor do they expect woman-lead gangs to exist in certain communities. The show will follow each leader, and include interviews of each woman as well as members of the gang she leads.

Filbert’s Big Bash. Filbert’s Big Bash(FBB) is a live-action children’s program that follows the adventures of a dinosaur named Filbert, as well as segments about animals, places and people. FBB is an existing program produced by legendary producer, Keith Johnson.

Teen Fit Club. Teen Fit Club is a more compassionate Biggest Loser for out-of-shape teens and pre-teens. It focuses not only on diet and exercise, but more importantly on lifestyle, including self-confidence and self-esteem, social pressures and image, and addictions, such as to food, video games, television, social media and other activities (or lack of activities) that contribute to an unhealthy lifestyle.

The Grim Weaver. The Grim Weaver is a horror science fiction television program produced by Ernest Serrano, with the tagline “How do you bury a lie… when you know it’s the truth.” The title is derived from “weaving” lies surrounding the killing of a young woman. Initially a feature film, we are breaking it up to create a television series.

Sources of Revenue

Licensing and Distribution. Our primary source of income will be from licensing our Content to broadcasters and distributors throughout the world. For years, the best-kept secret in Hollywood is that licensing produces the most secure and profitable stream of revenue. Typically, licensing brings in between 60% and 80% of a company’s total revenue. We have incorporated this strategy into the core of our business plan to ensure the best possible return on investment.

Advertising on Network Broadcasting. Our secondary, yet substantial, source of income will the expansion of the Punch TV Network, a digital broadcast network that allows the viewing public to watch our Content on television. Our revenue will come from the sponsorships and the sale of commercial advertising during broadcast.

Presently, we are broadcasting in 6 markets:

•	Houston, Texas
•	Beaumont, Texas
•	Jacksonville, Florida
•	Pensacola, Florida
•	Mobile, Alabama
•	Columbus, Ohio

Our content is also streamed online with commercial advertising. We intend to expand our broadcast footprint to cover the entire United States, and eventually to other countries.

Product Placements. We intend to generate additional revenue by the conspicuous placement and mentioning of products and services during the production of our content. Our revenue will come from a fee that the advertiser or sponsor will pay us to have their product or service conspicuously placed or mentioned in the Content.

Subscription Fees. We intend to create a destination website, as well as a mobile app that allows viewers to watch our Content online from their computers, or from mobile devices. Our revenue will come from a small monthly subscription fee that viewers will pay to watch our Content from anywhere in the world.

Production. We intend to generate additional revenue by renting our studio and production staff to producers of their own content.

Punch Animation, Inc.

In November of 2014, our CEO and Chairman, Joseph Collins, became the CEO of Urban Television (OTCBB: URBT). He changed the name to Punch Animation, Inc. in January 2017. Punch Animation will serve as the division of Punch TV Studios that focuses on the development of all our animated Content, specifically, animated shorts and feature films, as well as the video elements of video games.

In January 2017, Punch Animation hired highly-acclaimed animator/producer Leo, Sullivan as its Chief Operating Officer,and the legendary Disney animator Floyd Norman as its President of Creative Development. These two animators bring to Punch Animation nearly a century of cumulative experience in animation and production.

Mr. Sullivan is best known for his works on Hey, Hey, Hey, It’s Fat Albert, Pac-Man, Scooby-Doo and Scrappy-Doo, Tiny Toons Adventures, Animaniacs, Toy Story, Iron Man, and The Incredible Hulk.

Mr. Norman is best known for his work on Disney’s Sleeping Beauty, 101 Dalmatians, Mary Poppins, The Jungle Book, The Smurfs, Monsters, Inc., Courage the Cowardly Dog, and Robot Chicken.

We expect to begin production on our first feature in late 2017.

Nabukie.com

We have created our own social media website, which we call Nabukie.com. Nabukie was started to allow Punch TV Studios aficionados in the entertainment industry to network, connect and share information, projects, ideas, pictures, videos, upcoming events, and personal experiences with like-minded industry peers. Nabukie is a platform that seeks to change the way industry elites communicate online.

Some of the most popular features of Nabukie include:

•	Friend Suggestions. The site makes suggestions of who you should connect based on common social habits or traits.

•	Shops. Allows members to buy and sell goods.

•	Groups. Allows members who have common interests to connect and share.

•	Calendar. Allows members to post events.

•	Badges. The badges function is what makes Nabukie unique. Members unlock badges and points based on use of the site.

Like other social media networks, you are also able to advertise your business. It is the ideal platform for any business to gain customer interaction.

Although Nabukie was initially created for professionals in the entertainment industry, it has evolved into a social media website for everyone.

Infused Media, Inc.

Infused media is a wholly-owned subsidiary of Punch TV Studios, Inc. and serves as the advertising and marketing agency of our company.

Item 2:	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to several factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular and elsewhere in this Annual Report.

Overview

We are an American production and broadcast company committed to producing high-quality medium-budget feature films, television programs, as well as animated shorts, television series and films. Our primary source of revenue will come from licensing our content to broadcasters and distributors; however,

Results of Operations

Revenues

For the fiscal year ended August 31, 2016, we had not begun operations, and, therefore, we had not generated any revenues. We anticipate that commencing in the second quarter of 2016, we will have raised sufficient capital to begin producing and licensing our Content, and, therefore, our earnings are expected to increase substantially.

Operating Expenses

For the fiscal year ended August 31, 2016, we had operating expenses of $260,433. The largest line items of operating expenses were payroll and payroll taxes, marketing expenses, and professional fees. We anticipate that our expenses will increase once we begin production of our Content in mid-2017.

Net Loss.

For the fiscal year ended August 31, 2016, we had a net loss of $261,242. The largest items contributing to our net loss were payroll and payroll taxes, marketing expenses and professional fees. We anticipate that we will begin to realize a profit in mid to late 2017 once we begin licensing and/or broadcasting our content.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our activities and operations solely through equity capital raised through our Regulation A offering. We have no debt.

Equity

From April 5, 2016 (date of qualification) to August 31, 2016, we raised approximately $923,781 from the issuance of equity in the form of common stock. This capital is used for payroll and payroll taxes, marketing expenses, and professional fees, expanding our operations, and for other general corporate purposes.

Credit and Debt

As of the filing of this report, the Company has no debt.

Operating Activities

At this time, the majority of our activities has involved raising capital, developing our content, and securing a location for our studio. We have not begun production on any content, and, therefore, have not realized any significant revenue.

Trends and Key Factors Affecting Our Performance

The core elements of our growth strategy include acquiring exceptional production projects, broadening our licensing capabilities by expanding our licensing network, and expanding our broadcast capabilities. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly production costs, marketing costs, and overhead. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

Our Company is in the process of raising capital to commence operations, and as of the date of this report, we have not begun production or licensing operations. All our operations to date have been capital raising and developing our infrastructure, including, but not limited to expanding our broadcast capabilities, locating an appropriate facility for our production studio, and strategic development of our subsidiaries. Accordingly, we have not experienced any recognizable trends in the last fiscal year. We intend to produce and license our Content once we commence operations, and begin analyzing trends at that time.

Item 3:	Directors and Officers

The table below sets forth our managers and executive officers as of the date of this Annual Report.

Name	Position	Age	Term of Office	Hour/Week(for Part-time Employees)

Joseph Collins	Chief Executive Officer	53	June 30, 2014	N/A
	Chairman of Board of Directors

Joseph Collins. Joseph Collins is our Chief Executive Officer and Chairman of our Board of Directors. Mr. Collins has spent nearly 40 years in the television and entertainment industries. He landed his first break in the television industry when he earned a coveted internship in the Research and Development department at WVTV in Milwaukee, Wisconsin (now a Fox affiliate). Mr. Collins diligently participated in all aspects of the television station - from working behind the camera to being a show runner. Recognizing his intense determination and dedication, his superiors granted Collins the opportunity to host The Morning Business Report show during his summer break. He became the youngest news reporter on television in the nation.

Mr. Collins quickly became interested in tackling other challenges, so he moved on to music video production. Managing all aspects of production, he not only produced the videos, he also met with top executives, raised corporate funds, managed production staff, incorporated major celebrities, and created distribution outlets for his videos. He produced and directed more than 200 music videos and quickly became known throughout the industry for the excellence of his productions.

His success allowed Collins the opportunity to pilot an original video show. Video Force was a show unlike any other: the concept was to spotlight videos from both independent and major artists, in a way that allowed viewers to become exposed to all kinds of artists and their music. In order to secure the show's success, Collins became the liaison between the show and the music industry, coordinating with both independent and major music labels (such as Universal, Quality Records, and Ferocious Records) to obtain content.

As Mr. Collins’ reputation in the industry grew, he was able to gain the attention, trust, and respect of music industry giant Cashbox - a weekly publication magazine that reported the popularity of chart ranking music. He was therefore able to gather statistical information about his videos, which gave him an enormous understanding of the market. This knowledge helped him begin forming business relationships with cable providers in order to reach the masses. His method was simple - he knocked on the door of every cable provider.

Mr. Collins’ ambition took him beyond his music video show, and propelled him into the industry of commercial production. He rapidly became one of the most respected producers of television commercials in the industry. He worked with such brands as Karl Kani and Toyota, and produced numerous Public Service Announcements (PSAs) for various non-profit organizations. He was now ready for his next challenge: his own production company, Collins Entertainment. The focus of this company was to develop artists, both new and existing.

Mr. Collins’ approach was to custom tailor marketing strategies for each individual artist by analyzing their brand, pinpointing an area of opportunity, and applying the appropriate strategy to expand their targeted audience. As each marketing strategy included commercial packaging with sponsorship opportunities, it was unlike any other marketing campaign offered by his competitors.

By exploiting Mr. Collins’ expertise in cross-marketing and re-branding, Collins Entertainment gained the ability to incorporate corporate sponsorships, thereby diversifying its client base to reach a wider audience. Mr. Collins soon realized the importance of diversity within the entertainment industry, and began expanding his clientele to include high caliber clients such as athletes, musicians, and public figures.

As a trailblazer in business and entertainment, Mr. Collins was named “Entrepreneur of the Year” by the California Legislative Assembly in 1996. He also won numerous other awards, including, most notably, a recognition by United States Senator Dianne Feinstein, who congratulated him on his “excellence in entrepreneurship, superior leadership, dedication, and perseverance.”

After accomplishing many of his goals, Mr. Collins continued on the path to success by developing a show dedicated to martial arts news: Martial Arts TV. The show was a major success and was aired over 238 television stations across the country. Mr. Collins, learning the business of self-syndication, established the show as the nation's number one Martial Arts News show to date.

Then came Punch TV Network. After an extensive period of pre-planning, Punch TV Network was launched and became accessible to 4 million homes throughout the United States and in the Caribbean. By its first-year anniversary, it entered into the world of broadcast television, and became accessible to approximately 55 million homes through its network of independent television affiliates. This represented a growth rate of 1900%! In addition, while the cost of launching a network can be $100 million or more (as recently discovered by the Oprah Winfrey Network and Magic Johnson’s Aspire network), Punch TV launched for less than $10 million.

With the creation and production of hundreds of television commercials and countless television shows to his credit, Joseph Collins has received extensive praise and recognition for being a phenomenal leader and visionary. He is consistently proactive within the community, and prides himself on giving back by donating his time and resources.

Throughout his career, Mr. Collins, has developed and nurtured strong personal and business relationships, both in and out of the entertainment industry, providing a massive pool of resources from which to draw. These resources include screenwriters, performers, directors and producers of content, as well as advertisers, sponsors and promoters. These are the resources Punch TV Studios intends to use to reach our goals. As founder and CEO of Punch TV Studios, Mr. Collins will now focus on creating original and creative programming and feature films that appeal to a diverse audience, as well as expanding our broadcasting capacity nationally and internationally.

Family Relationships

None

Involvement in Certain Legal Proceedings.

None

Compensation of Directors, Executive Officers and Managers of Our Company

Name	Capacity in which Compensation was Received	Cash Compensation	Other Compensation	Total Compensation

Joseph Collins	CEO, Chairman	$0.00[1]	Indeterminate	$0.00

[1]	On June 30, 2014, Mr. Collins entered into an Employment Agreement with the Companywith respect to his position as our as Chief Executive Officer,providing an annual salary of $250,000; however, as of the date of this Annual Report, Mr. Collins has not taken any compensation.

Employment Agreements

On June 30, 2014, we entered into an Employment Agreement with Mr. Collins with respect to his position as Chief Executive Officer. Mr. Collins’ Employment Agreement has a 3-year term, beginning on June 30, 2014, with automatic 3-year renewals unless earlier terminated, and will require Mr. Collins to devote his time and attention during normal business hours to the business and affairs of our Company and its affiliates and subsidiaries.

The Employment Agreement provides for:

•	An initial salary of $250,000 (two hundred fifty thousand dollars US), which will thereafter be subject to potential annual increases based on his performance after review by the Board of Directors, including all independent directors who must approve any salary increase; and
•	70,450,000 shares of common stock in Punch TV Studios, Inc.; with the provision that Collins will maintain a minimum of 50% controlling interest in our Company.

If we terminate Mr. Collins’ employment for “cause” (as defined in his Employment Agreement), or if Mr. Collins resigns his employment, he shall only be entitled to receive his salary and benefits up to the date of his termination or resignation.

If we terminate Mr. Collins’ employment without “cause” (as defined in his Employment Agreement), then he shall be entitled to receive:

•	His salary and bonuses for a period of 10 years following the date of termination; and
•	All benefits for which he is entitled for a period of 5 years following the date of termination;

If Mr. Collins is constructively terminated, he shall be entitled to:

•	His salary and bonuses for a period of 5 years following the date of termination; and
•	All benefits for which he was entitled for a period of 3 years following the date of termination.

If Mr. Collins is terminated by mutual agreement, he shall be entitled to:

•	His salary and bonuses for a period of 3 years following the date of termination; and
•	All benefits for a period of 3 years following the date of termination.

If Mr. Collins is forced to resign due to a disability, he shall be entitled to:

•	His salary and bonuses for a period of 3 years following the date of disability; and
•	All benefits for a period of 3 years following the date of disability.

If such disability is a result of any intentional self-inflicted injury, Mr. Collins shall only be entitled to his salary, bonuses and benefits up to the date of the injury causing the disability.

In the event of the death of Mr. Collins, his designated heirs shall be entitled to:

•	His salary and bonuses for a period of 3 years following the date his death; and
•	All benefits for a period of 3 years following the date of his death.

If his death is a result of suicide, Mr. Collins’ heirs shall only be entitled to his salary, bonuses and benefits up to the date of death.

Item 4:	Security Ownership of Management and Certain Security-holders

Principal Shareholders

The following table sets forth those executive officers, directors, and other security holders holding 10% or a greater percentage of any class of stock, as of the date of this circular.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Stock	Joseph Collins Chief Executive Officer Chairman of Board 1201 N. La Brea Ave. Suite 256 Inglewood, CA 90302	70,450,000 shares	N/A

Item 5:	Interest of Management and Others in Certain Transactions

All Item 5 information to this Annual Report is incorporated herein by reference in EDGAR to the Part II Item 13 information of our Form 1-A/A filed on March 30, 2016.

https://www.sec.gov/Archives/edgar/data/1651699/000165169916000016/form1A.htm

Item 6:	Other Information

The Company has no other information to report.

Item 7:	Financial Statements

F-1

Ira S. Viener

Certified Public Accountant

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Punch TV Studios, Inc.

I have audited the accompanying balance sheets of Punch TV Studios, Inc. for the fiscal year ended August 31, 2016, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Punch TV Studios, Inc. as of August 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Ira S. Viener

Ira S. Viener, CPA

April 5, 2017

F-2

PUNCH TV STUDIOS, INC.

Consolidated Balance Sheet

As of August 31, 2015 and August 31, 2016

	August 31, 2016	August 31, 2015
Assets

Current Assets
Cash	$208,332	$3,887
Loans Receivable	14,425	6,925

Total Current Assets	$222,757	$10,812

Fixed Assets
Depreciable Assets, Net of Accumulated Depreciation	492,780	651,025

Total Assets	$715,537	$661,837

Liabilities & Shareholders’ Equity

Current Liabilities	-	-

Total Liabilities	$-	$-

Shareholders’ Equity
Common Stock 1,000,000,000 Shares Authorized
124,000,000 Shares Issued and Authorized	923,781	923,781

Investors	308,374	-
Sub-Total	$1,232,155	$923,781

Retained Earnings	$(516,618)	$(261,944)

Total Shareholders’ Equity	$715,537	$436,737

Total Liability & Shareholders’ Equity	$715,537	$661,837

F-3

PUNCH TV STUDIOS, INC.

Statement of Operations and Retained Earnings

For the Years Ended August 31, 2015 and August 31, 2016

	August 31, 2016	August 31, 2015

Sale and Marketing Income	$4,369	$34,490

Cost of Goods Sold	$5,178	$33,505

Gross Profit	$(809)	$985

Selling, General & Administrative Expenses	260,433	268,392

Profit (Loss) from Operations	$(261,242)	$(267,407)

Net Profit (Loss)	$(261,242)	$(267,407)

Net Adjustments to Retained Earnings	6,568	(1,405)

Retained Earnings, Beginning of Year	(261,944)	6,868

Retained Earnings, End of Year	$(516,618)	$(261,944)

F-4

PUNCH TV STUDIOS, INC.

Statement of Cash Flows

For the Years Ended August 31, 2015 and August 31, 2016

	August 31, 2016	August 31, 2015

Net Income (Loss)	$(261,242)	$(267,407)

Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities

Depreciation and Amortization	$162,912	$162,756
(Increase) Decrease in Loans	(7,500)	(6,925)
(Increase) Decrease in Fixed Assets	(4,667)	(813,781)

Net Cash Used in Operating Activities	$(110,497)	$(925,357)

Cash Flows from Financing Activities
(Decrease) Increase in Stock Issued for Services	-	148,500
(Decrease) Increase in Stock Issued for Equipment	-	775,281

Cash Flows from Investing Activities
Net Cash Provided from Investing Activities	308,374	-

Net Adjustment in Retained Earnings	6,568	5,463

Net Increase (Decrease) in Cash/Equivalents	-	-

Cash and Equivalents, Beginning	3,887	-
Cash and Equivalents, Ending	$208,332	$3,887

F-5

PUNCH TV STUDIOS, INC.

Notes to Financial Statements

August 31, 2016

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND PRINCIPAL BUSINESS ACTIVITY:

Principle Business Activity

Punch TV Studios, Inc. (“PUNCH” or the “Company”) was organized on May 20, 2014 under the laws of the State of Delaware. PUNCH was formed to provide production, broadcasting, advertising and distribution services to independent television networks and providers of content.  The Company’s year-end is August 31.

Equipment

Equipment is recorded at cost or contributed value. The value of the equipment contributed was assessed by an independent third-party at liquidation value. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as a gain or loss on sale of equipment. Depreciation for equipment is computed using the straight-line method over the estimated useful life of the assets as follows – generally 5-7 years.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with ASC Topic 360, “Property, Plant and Equipment.”  An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate.  If an asset or asset group is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value.  If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

Revenue Recognition

The Company has not, to date, generated significant revenues.  The Company plans to recognize revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts.

Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

ASC 605-10 incorporates Accounting Standards Codification subtopic 605-25, Multiple-Element Arraignments(“ASC 605-25”). ASC 605-25 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing 605-25 on the Company's financial position and results of operations was not significant.

F-6

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. Actual results could differ materially from the estimates.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Net Loss Per Share, basic and diluted

Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period.

Fair Value of Financial Instruments

The Company's financial instruments, as defined by Accounting Standard Codification subtopic 825-10, Financial Instrument (“ASC 825-10), include cash, accounts payable and convertible note payable.  All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at August 31, 2016.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions

Stock Based Compensation

The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”), which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

F-7

At August 31, 2016, the Company had 74,450,000 shares of the 124,450,000 shares issued promised to employees and non-employees.

Concentration and Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions.  At times, such investments may be in excess of the FDIC insurance limit.

Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at market values.

Impact of New Accounting Standards

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 2 PROPERTY, PLANT AND EQUIPMENT

Equipment, their estimated useful lives, and related accumulated depreciation at August 31, 2015 are summarized as follows:

	Range of	Value at
	Lives in	August 31,
	Years	2015

Audio Equipment	5	$43,388
Broadcasting Equipment	5	400,000
Camera Equipment	5	175,873
Production Equipment	5	67,737
Computers	5	60,950
Furniture and Fixtures	5	38,500
Autos and Trucks	5	32,000
Total Fixed Assets		818,448

Less: Accumulated Depreciation	162,912	(334,346)
Net Fixed Assets		$484,102

NOTE 3 CAPITAL STRUCTURE

The Company is authorized to issue 1,000,000,000 shares of common stock with a par value of $.00001 per share. Each common stock share has one voting right and the right to dividends, if, and when declared by the Board of Directors.

Common Stock

At August 31, 2016, there were 124,000,000 (one hundred twenty-four million sharesof common stock issued and outstanding.

F-8

During the period from May 20, 2014 through August 31, 2016, the Company issued 70,450,000 shares of restricted common stock to its CEO for contribution of equipment valued at $813,781.

During the period from May 20, 2014 through August 31, 2016, the Company issued 4,100,000 shares of restricted common stock to individuals through private placements for cash of $88,600.

NOTE 4 RELATED PARTY TRANSACTIONS

During the period from May 20, 2014 through August 31, 2016, the Company issued 70,450,000 shares of restricted common stock to its CEO for contribution of equipment valued at $813,781.

NOTE 5 INCOME TAXES

At August 31, 2016, the Company had approximately $261,027, of net operating losses (“NOL”) carry forwards for federal and state income tax purposes. These losses are available for future years and expire through 2033. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The provision for income taxes for continuing operations consists of the following components for the period ended August 31, 2016:

2016

Current	$265,761
Deferred	261,027
Total tax provision for (benefit from) income taxes	$528,649

There were no deferred tax assets and liabilities included in the financial statements at August 31, 2016.

NOTE 6 COMMITMENTS

Legal

From time to time, the Company may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company currently is not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results

NOTE 7 SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 31, 2016, the date of the financial statements were available to be used. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustments or disclosure.

F-9

PUNCH TV STUDIOS, INC.

Supporting Schedule of Cost of Goods Sold

For the Years Ended August 31, 2015 and August 31, 2016

	August 31, 2015	August 31, 2016

Production Costs
Fiber Optic Service
Internet, Hosting & Website
TOTAL	$	$

F-10

PUNCH TV STUDIOS, INC.

Supporting Schedule of Selling, General & Administrative Expenses

For the Years Ended August 31, 2015 and August 31, 2016

	August 31, 2015	August 31, 2016

Salary Expense: Administration & Operations	$-	$2,042
Payroll Taxes	-	1,505
Sales & Marketing Costs	20,117	2,036
Administration & Operations Costs	55,000	-
Advertising & Marketing	-	34,680
Licenses, Permits & Fees	75	1,138
Internet / Website Expenses	-
Telephone & Utilities	2,912	4,473
Travel Expenses	2,220	610
Meals & Entertainment	429	3,292
Auto Expenses	5,274	13,520
Investor Expenses	946	4,032
Rent & Storage	4,020	11,019
Repairs & Maintenance	-	1,757
Utilities	2,053	-
Professional Fees	10,340	12,727
Office Expenses & Supplies	1,091	3,783
Insurance	-	-
Dues & Subscriptions	161	168
Postage	358	205
Bank Charges	640	534
Depreciation Expenses	162,756	162,912

TOTAL	268,392	260,433

F-11

Item 8:	Exhibits

All Item 8 Exhibits to this Annual Report are incorporated herein by reference in EDGAR to the Part III Item 17 Exhibit List of our Form 1-A/A filed on March 30, 2016.

https://www.sec.gov/Archives/edgar/data/1651699/000165169916000016/form1A.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf bythe undersigned, thereunto duly authorized, in Inglewood, California on April7, 2017.

PUNCH TV STUDIOS, INC.
By:	/s/ Joseph Collins
Name: Title:	Joseph Collins Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in thecapacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph Collins	Chief Executive Officer	April 7, 2017
Joseph Collins	(Principal Executive Officer)